"Exemptions No. 82-3998"

Notification to the Oslo Stock Exchange

ORKLA

www.orkla.no
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

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Ref.: Ole Kristian Lunde, SVP Communications Telephone +47-2254 4431
Rune Helland, SVP Investor Relations Telephone +47-2254 4411
Helge Aasen Telephone +47-2245 0100

Date: 30 March 2009

Helge Aasen to take over as Managing Director of Elkem

Helge Aasen (46) will take over as Managing Director of Elkem in conjunction with Ole Enger's appointment as President and CEO of the Renewable Energy Corporation (REC) and Bjørn Wiggen's – the present MD of Elkem – appointment as Enger's successor at Sapa.

Helge Aasen has an MSc in Engineering from the Norwegian University of Science and Technology (NTNU), and has participated in the executive leadership development programme at IMD in Switzerland. In the course of his 19 years at Elkem, he has acquired very broad industrial experience of most of the company's different functions, from sales through operations to logistics and purchasing.

Mr Aasen has worked both at plants and in corporate functions internationally and in Norway. In the past few years, he has held the posts of Division Director for Elkem Carbon (2000-2007), after which he was appointed Managing Director of Elkem Solar AS, a role he will continue to fill in addition to that of Managing Director of the parent company Elkem AS.

"Elkem has many strong, competent employees. In the short term, our most important tasks will be to ensure that Elkem Solar is phased in as planned, and to adapt our business operations to today's very challenging market situation," declares Helge Aasen.

"I see a number of development opportunities when the markets improve. We have good market positions and are strong in terms of technological development and operations. These strengths, combined with an active focus on sales and product development, mean that Elkem is well positioned to emerge from the global recession with enhanced positions. I am very motivated to tackle this challenge, and am looking forward to getting started," says Helge Aasen.

Bjørn Wiggen has concurrently been appointed new Chairman of Elkem's Board of Directors, and will continue as member of Orkla's Group Executive Board with responsibility for Sapa and Elkem.

"I wish Helge Aasen and Bjørn Wiggen every success in their new roles. They are eminently qualified to contribute to further value creation at Elkem," asserts Dag J. Opedal, President and CEO of Orkla.

Elkem, Elkem Solar and Sapa are fully owned companies in the Orkla Group. See also www.elkem.com

"Exemptions No. 82-3998"

Notification to the Oslo Stock Exchange

ORKLA

www.orkla.no
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

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Ref.: Ole Kristian Lunde, SVP Communications — Telephone +47-2254 4431
Rune Helland, SVP Investor Relations — Telephone +47-2254 4411
Bjørn Wiggen — Telephone +47-2245 0100

Date: 30 March 2009

Bjørn Wiggen to take over as President and CEO of Sapa

Bjørn Wiggen (49) has been appointed President and CEO of Sapa and will assume the new position in the course of April. This appointment has been made in conjunction with President and CEO Ole Enger (61) taking over as CEO of the Renewable Energy Corporation (REC), in which Orkla is the largest shareholder with a stake of 39.73 per cent.

Bjørn Wiggen has a MBA from the Norwegian School of Economics and Business Administration (NHH). Mr Wiggen has extensive experience in international industry. From 1996 to 1998 he was CEO of Pripps Bryggerier in Sweden, after which he held key positions in Carlsberg Breweries from 2001 to 2005, which included responsibility for running and developing the Group's breweries in Central and Eastern Europe. Mr Wiggen was head of Orkla Media/Mecom Europe from 2005 to 2007, and from 2008 Managing Director of Elkem, which is also part of the Orkla Group.

"I am really looking forward to starting work at Sapa. My role as member of Sapa's Board of Directors in the past year has enabled me to get to know this exciting company with a very strong, competent organisation. The strategy that Sapa has laid out in the past few years entailing the further development of Profiles, Building System and Heat Transfer on the basis of a decentralised structure remains unchanged. I see a number of proactive opportunities for further developing Sapa in the direction of customer-focused solutions, and for expanding through acquisitions. However, our main concern in the short term is to deal with the extremely challenging market situation," says Bjørn Wiggen.

"My time at Sapa has been fantastic," declares Ole Enger. "I have great respect for the company, its employees and its strong market positions. Bjørn Wiggen has all the qualifications to do an excellent job of leading Sapa to future growth."

"On behalf of Sapa's Board of Directors I would like to thank Ole Enger for his dedicated efforts and contribution to value creation in the company. He has helped to move Sapa forward in a positive way. I wish Ole Enger and Bjørn Wiggen every success in their new

roles," says Dag J. Opedal, President and CEO of Orkla and Chairman of Sapa's Board of Directors.

Given his new role as President and CEO of REC, Ole Enger will withdraw from Orkla. Bjørn Wiggen will remain in Orkla's Group Executive Board with responsibility for Sapa and Elkem. He will become Chairman of Elkem's Board of Directors while Helge Aasen has been appointed Managing Director of Elkem.

Sapa and Elkem are fully owned companies in the Orkla Group. For more information – go to www.sapagroup.com and www.elkem.com.

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Contact:
Rune Helland, SVP IR, Tel: +47 22 54 44 11

Agreement between Orkla and Alcoa implemented

In reference to Orkla's stock exchange notice as of 23 December 2008 regarding the swap of assets between Alcoa and Orkla where Orkla receives Alcoa's ownership interest in Sapa Profiler and Alcoa receives Orkla's ownership interest in Elkem Aluminium.
The agreement has today been implemented.

Orkla ASA,
Oslo, 31 March 2009

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Orkla ASA – Norwegian bond issue

Orkla ASA is considering launching new bond issues in the Norwegian bond market. In connection with this, Orkla will offer to buy back bonds in the two bond issues ORK02 (NO 001016700.0) and ELK15 (NO 001019836.9) subject to bondholders subscribing in the new loans.

The funds will be used for general corporate purposes. DnB NOR Markets and Nordea Markets have been chosen as arrangers of the new issues.

For further information about the transaction Jan Krogh-Vennemo in DnB NOR Markets (Tel +47 22 01 77 89) or Eivind Solheim in Nordea Markets (Tel +47 22 48 78 64) can be contacted.

Oslo, 30 March 2009